February 9, 2010

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Palm Harbor Homes, Inc.

Form 10-K for Fiscal Year Ended March 27, 2009

Definitive Proxy Statement on Schedule 14A filed on June 17, 2009

File No. 0-24268

Dear Mr. O’Brien:

We have reviewed your January 26, 2010 comments and offer the following responses.

Annual Report on Form 10-K for the Fiscal Year Ended March 27, 2009

Item 9A. Controls and Procedures, page 66

Management’s Evaluation of Disclosure Controls and Procedures, page 66

1.	Comment –

“We note your disclosure that controls and procedures “are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission”. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

15303 Dallas Parkway, Suite 800, Addison, TX 75001 • Voice: (972) 991-2422 • Fax: (972) 991-5949 www.palmharbor.com

Mr. Terence O’Brien

February 9, 2010

As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your controls and procedures are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.”

Response –

We will revise future filings to fully conform to the definition of disclosure controls and procedures.

2.	Comment –

“We note that “management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective…” Please be advised that pursuant to Item 307 of Regulation S-K you are required to disclose whether your CEO and CFO each concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Please confirm this to us and revise accordingly in future filings.

Response –

Each of the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective. Future filings will contain this disclosure.

Item 15. Exhibits and Financial Statement Schedules, page 69

3.	Comment –

“We note that your exhibit list includes only the Sixth Amendment to the Amended and Restated Agreement for Wholesale Financing dated June 4, 2009 (Exhibit 10.5). In future filing please ensure to list as an exhibit, and to the extent applicable, file as an exhibit, the Amended and Restated Agreement for Wholesale Financing with all amendments.”

Mr. Terence O’Brien

February 9, 2010

Response –

We will revise the exhibit list in future filings to include the Amended and Restated Agreement for Wholesale Financing with all the amendments. The Amended and Restated Agreement and all amendments have previously been filed with the SEC.

4.	Comment –

“We note your Liquidity and Capital Resources discussion on pages 29 through 30 regarding a number of debt instruments including the 2024 Notes and the bonds related to the 2005 and 2007 securitization transactions. We also note that you have not filed or listed as exhibits any documents governing these instruments. Please advise or otherwise in future filings, file the required documents as exhibits.”

Response –

The Company will file the documents governing the 2024 Notes and file them as exhibits in future filings. Regarding the 2005 and 2007 securitizations, these transactions were private sales, with all the bonds sold to the buyers we believe to be qualified institutional buyers, under Rule 144A. The Company does not believe these should be filed as public documents.

Definitive Proxy Statement on Schedule 14A filed on June 17, 2009

Compensation of Directors, page 5

5.	Comment –

“We note that the amount of fees received by the non-employee directors varies. Please tell us with a view toward future disclosure whether the chairmen of each of the audit, compensation and governance committee receive additional fees as chairmen.”

Response –

The chairmen of the various committees do not receive additional fees. The variance in the amount of fees is a result of the meetings attended and committee participation. We will clarify our disclosure in future filings.

6.	Comment –

“Please tell us how you have reported Mr. Smith’s fees in light of disclosure that the audit committee met four times during the year and that each director attended at least 75% of the total number of board meetings of committees on which the director served.”

Mr. Terence O’Brien

February 9, 2010

Response –

Mr. Smith was voted onto the board in July 2008. He was eligible to attend three board meetings with two audit committee meetings. Mr. Smith attended three board meetings and one audit committee meeting. He participated telephonically at the other audit committee meeting; however, our committee members are not compensated for telephonic attendance. Additionally, Mr. Smith did not receive a retainer until after his election to the board in July 2008.

Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

Annual Cash Compensation, page 11

7.	Comment –

“We note your disclosure that Ms. Tacke received a grant of 4,576 shares of the company’s common stock; however, there is no disclosure as to why this award was made, how the committee determined the value of the award, and how this element of compensation fits into Ms. Tacke’s overall compensation package. Please advise. Please see Items 402(b_(1)(iv), (v) and (vi) of Regulation S-K.”

Response –

After reviewing Ms. Tacke’s compensation, the Chief Executive Officer granted, and the board approved, Ms. Tacke shares of common stock to align her interests with those of the Company’s shareholders. The award was valued based on the closing price of the stock on the date of the grant.

Annual Bonus, page 12

8.	Comment –

“We note your disclosure that the committee believed that the quarterly bonus amounts for the named executive officers were appropriate in view of the company’s financial limitations and that the bonus increase over the previous year was appropriate given the management’s hard work in cutting company expenses and maintaining good relationships with lenders; however, it is unclear why the committee concluded that these bonus amounts were

Mr. Terence O’Brien

February 9, 2010

appropriate in light of the factors considered. In accordance with Item 402 (b)(1)(v) of Regulation S-K, in future filings please revise your disclosure to provide comprehensive analysis of the substance of the committee’s decision, including without limitation, qualitative and quantitative disclosure of each material factor considered by the committee in setting these bonus amounts. Please show us in the supplemental response what the revision will look like.”

Response –

In setting the bonus amounts the committee reviewed the compensation for the CEO’s and CFO’s of five other publicly traded companies in the manufactured housing industry: Cavalier, Cavco, Champion, Fleetwood and Skyline. The companies ranged in size from trailing twelve month revenues of $105 million to $1.0 billion, compared to $362 million for Palm Harbor. The committee noted that Palm Harbor has traditionally paid lower salaries than its competition, using bonuses to provide a competitive level of cash compensation to its executives. Mr. Keener’s $300,000 base salary compares to average CEO salaries of $505,000. Similarly, Ms. Tacke’s base of $170,000 compares to a CFO peer group average of $280,000.

Summary Compensation Table, page 15

9.	Comment –

“In light of your “Perquisites and Other Personal Benefits” disclosure on page 23, it appears that your summary compensation table is missing the “All Other Compensation “column” required to be disclosed in accordance with Item 402(c)(2)(ix) of Regulation S-K. To the extent that the aggregate amount of these perquisites and other personal benefits, or property, is less than $10,000, please confirm this to us and revise your future filings to clarify your CD&A discussion on this point.”

Response –

The aggregate amount of these perquisite and other benefits is less than $10,000. We will revise future filings.

10.	Comment –

For the awards reported in the “Restricted Stock Awards” column, in future filings please provide footnote disclosure to indicate all assumptions made in the valuation of these awards. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K. The discussion of the assumptions may be made by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.”

Mr. Terence O’Brien

February 9, 2010

Response -

In future filings, all assumptions made in the valuation of restricted stock awards will be provided.

Should you have further questions, I can be reached at (972) 764-9319.

Sincerely,

/s/ Kelly Tacke
Kelly Tacke
Executive Vice President